Moody’s Investors Service Global Credit Research Rating Action
15 JUN 2005

Rating Action: KT Corporation

MOODY’S RAISES KT’S RATINGS TO A3; OUTLOOK STABLE

Approximately $2.27 Billion of Debt Securities Affected.

Sydney, June 15, 2005 —Moody’s Investors Service today upgraded KT Corporation’s (KT) senior unsecured ratings to A3 from Baa1. The action reflects the stabilisation evident in KT’s financial and business risk profile as well as a significant decrease in refinancing risk since end-2004. This concludes the review for possible upgrade commenced March 2, 2005. The ratings outlook is stable.

Moody’s went on to say that above all, the ratings reflect KT’s leading position in the Korean telecommunications market. It is well positioned to benefit from growth in broadband technologies. Moody’s believes that it would be difficult to dislodge KT’s dominance of the fixed-line market without aggressive regulatory action. The rating also incorporates the company’s stable financial profile, based on its solid operating margins and moderate re-investment requirements.

At the same time, the rating considers the growing migration of fixed-line voice traffic to mobile, a trend which will gradually diminish the contribution of fixed-voice revenues. But this trend is mitigated by KT’s interest in KTF.

For KT, the challenge is to successfully replace declining voice revenue from fixed line with data revenue from its broadband business. It must also continue building KTF as a hedge against the secular shift from fixed-line voice traffic.

Moody’s noted that KT had -in recent years —stabilised its credit profile and overcome a number of challenges in the process. These included a shift in the regulatory environment with a number of asymmetrical measures introduced to bolster the weaker players, including a staggered approach to the launch of mobile number portability.

KT has stabilised its debt maturity profile for 2005 following a spike in debt in 2002 due to share buybacks associated with its privatisation. The company’s refinancing risk has diminished this year, following repayment of roughly KRW3.0 trillion. Such risk, however, does remain a minor concern. Maturities for the rest of 2005 are approximately KRW2 trillion, and almost KRW2.4 trillion for 2006 and 2007. Such risk is mitigated by KT’s strong access to the Korean debt markets.

KT has indicated its intention to maintain certain financial targets, including debt/EBITDA below 2x as well as liabilities/equity below 200%, but potentially closer to 100%. The rating incorporates Moody’s expectation that KT will keep to those targets, even as it strives to balance the sometimes competing needs of shareholders and creditors.

The rating outlook is stable, reflecting KT’s sound operating profile and improving credit metrics. Its ratings could experience upward pressure in the next 18 months if the operating environment, particularly the cellular market, improves, such that 1) overall levels of growth increase; and 2) evidence emerges of greater stability in the regulatory environment. These improvements may be reflected by consolidated ratios of free cash flow to net adjusted debt above 15% and EBITA to average assets above 14% on a sustainable basis.

KT’s rating could experience downward pressure if competition increased, such that margins became compressed and capex accelerated. Such pressure may be evidenced by net adjusted debt to adjusted EBITDA over 2x and EBITA to average assets below 10% on a consolidated basis.

KT Corporation, headquartered in Bundang-gu Sungnam City, the Republic of Korea, is the country’s leading telecommunications services provider.

Sydney Charles F. Macgregor VP -Senior Credit Officer Corporate Finance Group Moody’s Investors Service Pty Ltd 612 9270 8100 Sydney Brian Cahill Managing Director Corporate Finance Group Moody’s Investors Service Pty Ltd 612 9270 8100

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